September 28, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Re:	Meridian Gold Inc. Form 40-F for the year Ended December 31, 2006 Filed on March 28, 2007 Response Letter Dated September 4, 2007 File No. 001-12003
We received your letter dated September 19, 2007 concerning your comments on our annual report on Form 40-F for the year ended December 31, 2006 and on our response to your letter dated August 10, 2007. We have prepared the following responses to your comments. The Staff’s comments are shown in bold.
Form 40-F for the Fiscal Year Ended December 31, 2006
Exhibit 99.3 Audited Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005
Note 3. Significant Accounting Policies
(n) Mineral Exploration and Development Costs, page 37
1.	We note your response to our prior comment four of our letter dated August 10, 2007. Please clarify how you determine if a specific underground operation that is in close physical proximity to a separate underground operation within the same geological formation is deemed a single or multiple mines. If applicable, please compare and contrast circumstances where such operations share extraction or processing equipment or infrastructure.
Our determination of whether an underground operation that is in close physical proximity to a separate underground operation within the same geologic formation is deemed a single mine or multiple mines is based upon National Instrument 43-101 and applicable law as to jurisdictional ownership of our mining interests. Under 43-101, we believe a mine constitutes an economically mineable ore body or group of ore bodies in close proximity to one another supported by a preliminary feasibility study or other objective evidence that considers the mining method and method of mineral processing together with an appropriate financial analysis based upon reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors, and other relevant factors that demonstrate economic extraction can be justified. As of the date of this reply, the Company operates two wholly owned mines (El Peñón and Minera Florida). Each mine is in a separate jurisdictional location and they do not share extraction or processing equipment or infrastructure.

2.	We note from your response to our prior comment six in our letter dated August 10, 2007 that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be a diversity in practice regarding the accounting treatment for such costs, please expand your US GAAP accounting policy disclosure to address the items below. In addition, please disclose the amounts of related costs that were capitalized as of each balance sheet presented. Also, provide disclosure of the changes in the amounts capitalized for each financial statement period presented.
•	Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

•	Please address, if true, that your accounting for drilling costs depends upon whether or not at the time a cost is incurred, the expenditure:
a)	Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;

b)	You can obtain the benefit and control others access to it, and,

c)	The transaction or event giving rise to your right to control of the benefit has already occurred
•	Expand your accounting policy to determine whether or not you have met the above criteria,

•	Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents and [sic] asset.
In future filings we will include the amounts of drilling expenditures and related costs capitalized at each balance sheet date and changes in the amounts capitalized for each financial statement period presented. Our responses to your bulleted points are listed below:
•	Although we believe the disclosure in note (m) adequately describes our accounting policy with respect to classification of exploration and mine development costs, we will expand our disclosure in future filings in a manner similar to our response to your prior comment six.

•	We agree with the criteria specified in sub-paragraphs a), b), and c) of your second bullet point above.

•	In future filings, we will expand our accounting policy disclosure to include a description of whether the Company has met the applicable criteria.

•	In future filings we will clarify how the stage of mine development impacts whether or not an expenditure represents an asset for US GAAP purposes.
We believe we have adequately responded to your comments contained in your letter dated September 19, 2007. If you should have any additional questions regarding our responses, please contact us.
Sincerely,
/s/ Peter C. Dougherty
Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
Meridian Gold Inc.